Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-130074

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August  21, 2008.

Prospectus Supplement to the Prospectus dated July 16, 2008

and the Prospectus Supplement dated July  16, 2008 — No.

$ The Goldman Sachs Group, Inc. Medium-Term Notes, Series D Zero Coupon Notes

We will pay the face amount of the notes on the stated maturity date (which will be set on the trade date and is expected to be after the original issue date). We will not pay you interest. The notes are not redeemable by us.

Your investment in the notes involves a number of risks. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-2 so that you may better understand those risks.

Original issue date (settlement date):

Original issue price:     % of the face amount

Underwriting discount:     % of the face amount

Net proceeds to the issuer:     % of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Goldman Sachs may use this prospectus supplement in the initial sale of the notes. These notes are being offered only in the United States. Goldman, Sachs & Co. and its affiliates do not currently intend to make a market in the notes and there can be no assurance that they will do so in the future. However, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in any note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used by them in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated                     , 2008.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described in the accompanying prospectus dated July 16, 2008. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are suited to your particular circumstances.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes and does not currently intend to do so.

The Market Value of Your Notes May Be Influenced by Many Factors

The value of the notes will be affected by a number of factors that may either offset or magnify each other, including:

•	interest and yield rates in the market generally, as well as the volatility of those rates;

•	economic, financial, political, regulatory or judicial events that affect the debt markets generally; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Any of these factors could negatively impact the value of the notes. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

The Notes Will Be Subject to the Rules Governing Original Issue Discount for United States Federal Income Tax Purposes

If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term using the constant-yield method for accruing original issue discount, even though you will not receive any payments from us until maturity. See “United States Taxation — Taxation of Debt Securities — United Stated Holders — Original Issue Discount” in the accompanying prospectus. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. References to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the notes should read the section in the accompanying prospectus entitled “Legal Ownership and Book-Entry Issuance”. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated July 16, 2008 as supplemented by the accompanying prospectus supplement, dated July 16, 2008, of The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

We expect to file a Current Report on Form 8-K (the “Form 8-K”) relating to the announcement of our results for the fiscal quarter ending August 29, 2008 with the Securities and Exchange Commission on or about September 16, 2008. Upon filing, the Form 8-K will be automatically incorporated by reference into this prospectus supplement and the accompanying prospectus supplement. You should carefully review the Form 8-K as it will contain important information about us and automatically update and supersede previous information that we have filed with the Securities and Exchange Commission. See “Available Information” in the accompanying prospectus.

SPECIFIC TERMS OF YOUR NOTE

The notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus. This prospectus supplement summarizes specific financial and other terms that will apply to the notes; terms that apply generally to all of our debt securities in “Description of Debt Securities We May Offer” are described in the accompanying prospectus. The terms described here supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling. The specific terms of this series of notes we are offering will be as follows:

Type of note: zero coupon note

Face amount: $

Specified currency — principal: U.S. dollars

Denomination: a minimum of $250,000 with integral multiples of $1 in excess thereof

Trade date:

Original issue date (settlement date):                     , 2008

Interest rate: not applicable

Stated maturity date:

Original issue discount (OID): The original issue discount will be determined on the trade date and will be calculated by discounting the face amount of the notes from the stated maturity date to the original issue date at the implied fixed rate, expressed as a percentage and calculated using commercially reasonable methods from the appropriate pricing sources for the mid market U.S. dollar par swaps curve at the time of pricing of the notes on the trade date, under a potential zero coupon swap between us and a market counterparty whereby we pay on every quarterly payment date to the stated maturity date (i) 3-month U.S. dollar LIBOR plus (ii) a percentage equal to (A) the cash traded asset swap spread for our U.S. dollar secondary bond with the same maturity (interpolated) as the stated maturity date as above minus (B) 0.20%, and we receive on the stated maturity date the difference between the face amount of the notes and the original issue price of the notes

Amount payable at maturity: 100% of the face amount of your note

Repayment upon event of default: (1) as of any date from and including                     , 2008, the original issue date, to but excluding the stated maturity date, the present value of the face amount of your notes (calculated using     % per annum compounded annually from the stated maturity date to the date of default) and (2) as of any date on or after the stated maturity date, the face amount of your notes

Redemption at the option of the issuer: not applicable

Gross-up and call in the case of tax law changes: not applicable

Business days: as defined in the accompanying prospectus

CUSIP No.:

ISIN No.:

Calculation Agent: Goldman, Sachs & Co.

Listing: none

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or Keogh plan) and propose to invest in the offered notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified above under Specific Terms of Your Note. Goldman, Sachs & Co. intends to resell the offered notes at the original issue price.

Goldman, Sachs & Co. and its affiliates do not currently intend to make a market in the notes and there can be no assurance that they will do so in the future. However, in the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. Please note that the information about the original issue price and the net proceeds to The Goldman Sachs Group, Inc. specified above under Specific Terms of Your Note relates only to the initial sale of the offered notes. If you have purchased a note in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            . For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the offered notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the offered notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity

(within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the offered notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the offered notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

Page
Additional Risk Factors Specific to Your Notes	S-2
Specific Terms of Your Note	S-3
Employee Retirement Income Security Act	S-5
Supplemental Plan of Distribution	S-6

Prospectus Supplement dated July 16, 2008

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S-21
Supplemental Plan of Distribution	S-22
Validity of the Notes	S-24

Prospectus dated July 16, 2008

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	47
Description of Units We May Offer	52
Description of Preferred Stock We May Offer	57
The Issuer Trusts	64
Description of Capital Securities and Related Instruments	66
Description of Capital Stock of The Goldman Sachs Group, Inc.	89
Legal Ownership and Book-Entry Issuance	94
Considerations Relating to Securities Issued in Bearer Form	100
Considerations Relating to Indexed Securities	104
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	107
Considerations Relating to Capital Securities	110
United States Taxation	113
Plan of Distribution	136
Employee Retirement Income Security Act	139
Validity of the Securities	139
Experts	140
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140

$

The Goldman Sachs Group, Inc.

Zero Coupon Notes

Medium-Term Notes, Series D

Goldman, Sachs & Co.